UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                              HYDROGEN CORPORATION
                              --------------------
                               (Name of Issuer)


               Class A Common Stock, $0.001 par value per share
            ------------------------------------------------------
                        (Title of Class of Securities)


                                   44887Q108
                         -----------------------------
                                (CUSIP Number)


                               December 31, 2006
                         -----------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                             [ X ]   Rule 13d-1(b)

                             [   ]   Rule 13d-1(c)

                             [   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.: 44887Q108                                        Page 2 of 11 Pages

...............................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).



         MAGNETAR FINANCIAL LP
...............................................................................

2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
...............................................................................

3.       SEC Use Only
...............................................................................

4.       Citizenship or Place of Organization


         Delaware
...............................................................................

Number of       5.    Sole Voting Power                         1,248,305 /1/
Shares         ...............................................................
Beneficially    6.    Shared Voting Power                       None
Owned by       ...............................................................
Each            7.    Sole Dispositive Power                    1,248,305 /1/
Reporting      ...............................................................
Person With     8.    Shared Dispositive Power                  None
...............................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         1,248,305 /1/
...............................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


         [  ]
...............................................................................

11.      Percent of Class Represented by Amount in Row (9)


         9.77% based on 12,769,904 shares outstanding as of November 1, 2006.
...............................................................................

12.      Type of Reporting Person:


         IA; OO

/1/ In addition, the holder owns warrants to purchase 250,000 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a).

                                 SCHEDULE 13G

CUSIP No.: 44887Q108                                        Page 3 of 11 Pages

...............................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).



         MAGNETAR CAPITAL PARTNERS LP
...............................................................................

2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
...............................................................................

3.       SEC Use Only
...............................................................................

4.       Citizenship or Place of Organization


         Delaware
...............................................................................

Number of       5.    Sole Voting Power                         None
Shares         ...............................................................
Beneficially    6.    Shared Voting Power                       1,248,305 /1/
Owned by       ...............................................................
Each            7.    Sole Dispositive Power                    None
Reporting      ...............................................................
Person With     8.    Shared Dispositive Power                  1,248,305 /1/
...............................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         1,248,305 /1/
...............................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


         [  ]
...............................................................................

11.      Percent of Class Represented by Amount in Row (9)


         9.77% based on 12,769,904 shares outstanding as of November 1, 2006.
...............................................................................

12.      Type of Reporting Person:


          HC; OO

/1/ In addition, the holder owns warrants to purchase 250,000 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a).

                                 SCHEDULE 13G

CUSIP No.: 44887Q108                                        Page 4 of 11 Pages

...............................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).



         SUPERNOVA MANAGEMENT LLC
...............................................................................

2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
...............................................................................

3.       SEC Use Only
...............................................................................

4.       Citizenship or Place of Organization


         Delaware
...............................................................................

Number of       5.    Sole Voting Power                         None
Shares         ...............................................................
Beneficially    6.    Shared Voting Power                       1,248,305 /1/
Owned by       ...............................................................
Each            7.    Sole Dispositive Power                    None
Reporting      ...............................................................
Person With     8.    Shared Dispositive Power                  1,248,305 /1/
...............................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         1,248,305 /1/
...............................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


         [  ]
...............................................................................

11.      Percent of Class Represented by Amount in Row (9)


         9.77% based on 12,769,904 shares outstanding as of November 1, 2006.
...............................................................................

12.      Type of Reporting Person:


          HC; OO

/1/ In addition, the holder owns warrants to purchase 250,000 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a).

                                 SCHEDULE 13G

CUSIP No.: 44887Q108                                        Page 5 of 11 Pages

...............................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).



         ALEC N. LITOWITZ
...............................................................................

2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
...............................................................................

3.       SEC Use Only
...............................................................................

4.       Citizenship or Place of Organization


         United States of America
...............................................................................

Number of       5.    Sole Voting Power                         None
Shares         ...............................................................
Beneficially    6.    Shared Voting Power                       1,248,305 /1/
Owned by       ...............................................................
Each            7.    Sole Dispositive Power                    None
Reporting      ...............................................................
Person With     8.    Shared Dispositive Power                  1,248,305 /1/
...............................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         1,248,305 /1/
...............................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


         [  ]
...............................................................................

11.      Percent of Class Represented by Amount in Row (9)


         9.77% based on 12,769,904 shares outstanding as of November 1, 2006.
...............................................................................

12.      Type of Reporting Person:


          HC

/1/ In addition, the holder owns warrants to purchase 250,000 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a).

                                                            Page 6 of 11 Pages


Item 1(a).     Name of Issuer:

               HydroGen Corporation (the "Issuer)

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2 Juniper Street, Versailles, PA 15132

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Magnetar Financial LLC ("Magnetar Financial")

               ii)  Magnetar Capital Partners LP ("Magnetar Capital Partners");

               iii) Supernova Management LLC ("Supernova Management"); and

               iv)  Alec N. Litowitz ("Mr. Litowitz").

               This Statement relates to Shares (as defined herein) and warrants to acquire Shares (the "Warrants") held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares and Warrants held for the account of Magnetar Capital Master Fund. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).     Citizenship

               i)   Magnetar Financial is a Delaware limited liability company;

               ii)  Magnetar Capital Partners is a Delaware limited partnership;

               iii) Supernova  Management  is a  Delaware  limited  liability company; and

               iv)  Mr. Litowitz is a citizen of the United States of America.

                                                            Page 7 of 11 Pages


Item 2(d).     Title of Class of Securities:

               Common Stock, $0.001 par value per share (the "Shares")

Item 2(e).     CUSIP Number:

               44887Q108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker  or  dealer  registered  under  Section  15 of  the
                    Exchange Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance  company as defined in Section  3(a)(19)  of the
                    Exchange Act.

            (d) [ ] Investment  company  registered  under  Section  8 of  the
                    Investment Company Act.

            (e) [X] An   investment   adviser  in   accordance   with  Rule
                    13d-1(b)(1) (ii)(E);

            (f) [ ] An employee  benefit plan or endowment  fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent  holding  company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings  association  as defined in Section  3(b) of the
                    Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded  from the  definition of an
                    investment   company   under   Section   3(c)(14)  of  the
                    Investment Company Act.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of February 5, 2007, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 1,248,305 /1/ Shares held for the account of Magnetar Capital Master Fund. This amount consists of: (A) 248,305 Shares held for the account of Magnetar Capital Master Fund; (B) 1,000,000 Restricted Shares held for the account of the Magnetar Capital Master Fund; and (C) certain warrants(1) to acquire 250,000 Shares held for the account of the Magnetar Capital Master Fund.

Item 4(b)      Percent of Class:

               The number of Shares of which each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 9.77% of the total number of Shares outstanding (based upon information provided by the Issuer in its quarterly report on Form 10-QSB filed on November 14, 2006, there were approximately 12,769,904 shares outstanding as of November 1, 2005).

Item 4(c)      Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                       1,248,305 /1/

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:        1,248,305 /1/

(iv) Shared power to dispose or direct the disposition of:                   0


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                    1,248,305 /1/

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:       1,248,305 /1/


Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

____________________

(1) These warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007                 MAGNETAR FINANCIAL LLC

                                        By: Magnetar Capital Partners LP
                                            As Sole Member


                                        By:  /s/ Alec N. Litowitz
                                             --------------------------------
                                        Name:  Alec N. Litowitz
                                        Title: Manager of Supernova Management
                                               LLC, as General Partner of
                                               Magnetar Capital Partners LP


Date: February 14, 2007                 MAGNETAR CAPITAL PARTNERS LP


                                        By:  /s/ Alec N. Litowitz
                                             --------------------------------
                                        Name:  Alec N. Litowitz
                                        Title: Manager of Supernova Management
                                               LLC, as General Partner of
                                               Magnetar Capital Partners LP


Date: February 14, 2007                 SUPERNOVA MANAGEMENT LLC


                                        By:  /s/ Alec N. Litowitz
                                             --------------------------------
                                        Name:  Alec N. Litowitz
                                        Title: Manager


Date: February 14, 2007                 ALEC N. LITOWITZ


                                        /s/ Alec N. Litowitz
                                        -------------------------------------

                                                           Page 10 of 11 Pages

                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.   Joint Filing Agreement,  dated February 14, 2007 by and
     among Magnetar Financial LLC, Magnetar Capital Partners
     LP, Supernova Management LLC, and Alec N. Litowitz..........          11

                                                           Page 11 of 11 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

               The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of HydroGen Corporation dated as of February 14, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 14, 2007                 MAGNETAR FINANCIAL LLC

                                        By: Magnetar Capital Partners LP
                                            As Sole Member


                                        By:  /s/ Alec N. Litowitz
                                             --------------------------------
                                        Name:  Alec N. Litowitz
                                        Title: Manager of Supernova Management
                                               LLC, as General Partner of
                                               Magnetar Capital Partners LP


Date: February 14, 2007                 MAGNETAR CAPITAL PARTNERS LP


                                        By:  /s/ Alec N. Litowitz
                                             --------------------------------
                                        Name:  Alec N. Litowitz
                                        Title: Manager of Supernova Management
                                               LLC, as General Partner of
                                               Magnetar Capital Partners LP


Date: February 14, 2007                 SUPERNOVA MANAGEMENT LLC


                                        By:  /s/ Alec N. Litowitz
                                             --------------------------------
                                        Name:  Alec N. Litowitz
                                        Title: Manager


Date: February 14, 2007                 ALEC N. LITOWITZ


                                        /s/ Alec N. Litowitz
                                        -------------------------------------